Arthur Don

Tel 312.456.8438

Fax 312.456.8435

dona@gtlaw.com

October 5, 2012

VIA EDGAR TRANSMISSION

Ms. Kathy Cherko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Monetta Fund, Inc. - Investment Company Act of 1940 (“1940 Act”) File No. 811-04466, 2011 Annual Report

Re:

Monetta Trust - 1940 Act File No. 811-07360, 2011 Annual Report

Dear Ms. Cherko:

On behalf of Monetta Fund, Inc. (the “Monetta Fund”), and Monetta Trust (the “Trust” and, collectively with the Monetta Fund, the “Registrants”), and each series of the Fund and the Trust (collectively, the “Funds”), this letter provides the Registrants’ responses to your comments related to the Registrants’ Annual Reports to Shareholders for the period ended December 31, 2011 (the “Annual Reports”), as discussed in the telephone call between you and my colleague, Richard Cutshall, on September 6, 2012.

Below we have restated your comments (in bold) and have provided the Registrants’ response to each comment:

1.

Comment.  With respect to the performance line graph and table provided with respect to each of the Funds, you indicated that you did not see the statement to the effect that the line graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, as required by Item 27(b)(7)(ii)(B) of Form N-1A.

Response.  This statement does appear to have been omitted inadvertently from the Annual Reports.  The Registrants will be mindful of this requirement and include the statement in future filings as required by Form N-1A.

2.

Comment.  With respect to the Young Investor Fund, a series of the Trust, you noted that, as disclosed in the Trust’s Annual Report, approximately 48% of the Young Investor Fund’s assets were invested in exchange traded funds.  You requested that this Registrant explain the Registrant’s compliance with Section 12 (and, in particular, Section 12(d)) of the 1940 Act.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Ms. Kathy Cherko, U.S. Securities and Exchange Commission

October 5, 2012

_____________________

Response. As you alluded to in the September 6, 2012, telephone call, Section 12(d)(1)(A) provides general restrictions on acquisitions by a registered investment company (“acquiring company”) of shares of another registered investment company (“acquired company”).  However, the Registrant directs your attention to Section 12(d)(1)(F) of the 1940 Act, which provides, in part:

(F) The provisions of this paragraph shall not apply to securities purchased or otherwise acquired by a registered investment company if — (i) immediately after such purchase or acquisition not more than 3 per centum of the total outstanding stock of such issuer is owned by such registered investment company and all affiliated persons of such registered investment company; and (ii) such registered investment company has not offered or sold after January 1, 1971, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public offering price which includes a sales load of more than 1 ½  per centum.

On behalf of the Young Investor Fund, the Trust certifies that the Young Investor Fund, together with its affiliated persons, (i) does not hold more than 3 per centum of the total outstanding stock issued by any of the acquired companies in its portfolio, and (ii) has at no time since its inception on December 12, 2006, offered or sold, and is not proposing to offer or sell, any security issued by the Young Investor Fund through a principal underwriter or otherwise at a public offering price which includes sales load of more than 1 ½  per centum.

It is the Trust’s position and belief that, due to the operational nature of the Young Investor Fund, its public disclosures and the facts noted above, the Young Investor Fund is operating in accordance with the requirements of and in reliance upon the exemption provided by Section 12(d)(1)(F) of the 1940 Act.

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding the Registrants and/or the Annual Reports.

In connection with this response, we note the following on behalf of the Registrants:  (1) Each of the Registrants is responsible for the accuracy and adequacy of its respective disclosures in its Annual Report; (2) Staff comments or changes to disclosure in response to staff comments to the filing reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to either Registrant’s filings; and (3) the Registrants may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, each Registrant is aware that the Division of Enforcement has access to all information it

GREENBERG TRAURIG, LLP

Ms. Kathy Cherko, U.S. Securities and Exchange Commission

October 5, 2012

_____________________

provides to the staff of the Division of Investment Management in its review of the Registrants’ Annual Reports or in response to staff comments on such Annual Reports.

Questions concerning these materials may be directed to the undersigned at (312) 456-8438, or to my colleague Richard Cutshall at (312) 476-5121.

Best regards,

GREENBERG TRAURIG, LLP

By: /s/ Arthur Don

Arthur Don, a Shareholder

cc:

Robert S. Bacarella

Maria C. De Nicolo

Richard M. Cutshall

GREENBERG TRAURIG, LLP